Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

CORPORATE PARTICIPANTS

Doug Parker - US Airways Group - Chairman, CEO

CONFERENCE CALL PARTICIPANTS

Onetha McKnight - Prime Flight Aviation - Employee

Menora Black - JFK Airport - Employee

Glenn Left - Shareholder

Rashad Grant - BAX - Employee

Kelly Sullivan - Shareholder

Sister Kathleen Cull - Catholic Health Trinity Inc. - Representative

Jim White - Shareholder

Abrahamin Gunsami - Superior Aircraft Service - Employee

PRESENTATION

Okay, good morning. I’m Doug Parker, Chairman and CEO of US Airways Group. Pleased to welcome you to our 2013 Annual Meeting of Stockholders. All stockholders here today should have registered at the front door prior to entering the meeting, and indicate on the sign in sheet whether they intend to vote in person here at the meeting.

Joining us today are all members of the US Airways Board of Directors Matt Hart, Richard Kraemer, Cheryl Krongard, Bruce Lakefield, Denise O’Leary, George Philip and Bill Post. Thank you all for being here. We’re also joined by several members of senior management and representatives of KPMG, the company’s auditors, and Caroline Ray will serve as the secretary for the meeting.

I also want to take this opportunity to thank our friends at Latham & Watkins for their generosity in allowing us to hold the 2013 Annual Meeting of Stockholders at their offices here in New York.

At this meeting we are asking US Airways stockholders to vote on our usual Annual Meeting matters. In addition, we are asking you to approve our merger with American Airlines. So before commencing the formal business meeting, I want to take a few minutes to provide an overview and talk a little bit about the merger. After the conclusion of the formal business meeting this morning I will open the floor to questions and comments.

So without further ado, I’m not going to spend -- this isn’t a particularly long presentation, but it seemed to us, given that this will likely be -- this will be the last Annual Meeting of Shareholders for US Airways Group, it’d be a good time to reflect on what we’ve been able to accomplish at US Airways for the shareholders.

It was almost 8 years ago that we had a shareholders meeting in Tempe, Arizona to approve the America West-US Airways merger. That merger has been extremely successful. We were able to -- it allowed us to combine two airlines that likely wouldn’t been able to withstand the environment that followed independently and create an airline that has performed exceptionally well, creating value for our investors, for consumers, for employees, and the communities we serve.

So we’re here today to obtain shareholder approval for the merger of US Airways and American. We also believe this offers substantial benefits for our employees, for our consumers, and for our shareholders, and the US Airways Board of Directors recommends approval.

I want here to talk a little bit about, again, what happened in the years following the America West-US Airways merger. Quickly after we merged in 2007 the industry had some very difficult times. We had both an economic crisis in our country with the Great Recession, and high unemployment, as well as extremely high oil prices that have remained high, which makes it very difficult to be profitable in the airline business.

We, at US Airways, the new US Airways post-merger, took aggressive action to ensure that we were able to withstand all that. We had an extreme focus on operations. Our team, led by our employees that have done an amazing job at making US Airways one of the operational leaders in the industry in things that customers care about the most, things like on-time performance, baggage handling, completion factor.

We, post-merger, did an excellent job, the team did, of focusing our assets on where we had a strategic advantage. 99% of our capacity now flows through our hubs at Charlotte, Washington, D.C., Philadelphia, or Phoenix, which has made a tremendous difference in our ability to be profitable and withstand the environment.

We developed significant new revenue streams, up to almost $600 million now in ancillary revenues in 2012, up from only $164 million in 2008. And significantly invested in improved customer products and services all of which are listed here - I’m not going to go through- but a much improved product for our customers, which has helped us to drive up our revenues.

So, the result of all that is excellent returns for our shareholders. What you see here is back in 2005 the industry, of course, was doing much worse than now, but US Airways was performing worse than the industry. The industry margins were a negative 4%. US Airways’ was a negative 6%. The combined US Airways-America West was at negative 6% pre-merger. Now, 7 years later the industry is doing better, of course, at 2% margins, but US Airways is doing even better than the industry at 4%.

So we’ve gone from being an unprofitable industry to a profitable industry, and US Airways has gone from being an -- being toward the tail end in terms of profit -- relative profitability to being at the lead. So, and that again, is the future everyone has talked about, the merger itself as well as the actions the team took to get there and we’re really proud of what we’ve accomplished get to this point.

So now looking forward, we have an opportunity for the merger with American to create a premier global carrier. The fact of the matter is, since 2005, since our merger with -- between US Airways and America West, there have been 3 other large mergers. The world doesn’t stand still, of course.

And while that merger did amazing things for both US Airways and America West at that time, the landscape has changed as other mergers have taken place, Delta-Northwest in 2008; United-Continental in 2010; and Southwest-AirTran in 2011 have created 3 airlines that are larger than US Airways, and make it very difficult for US Airways and American Airlines to compete with our relatively smaller network.

The merger of US Airways and American eliminates this competitive disadvantage. It creates a fourth strong competitor to United, Delta and Southwest. Showed graphically here, this just shows, by region of the country, the relative strength of each of American’s networks and US Airways’ network, and what you see is the lighter the color, the less share, and the darker color, the higher the share.

What you see is American has a network that is number 4 in the West Coast, number 4 in the South of the country, number 5 on the East Coast. US Airways, similarly, not particularly strong on a relative basis, number 6 in the West Coast, number 5 in the middle of the country, number 3 on the East Coast. A relatively strong East Coast presence at US Airways, which fits in where American is the weakest.

So when you put them together, suddenly, we have a network that can compete with anyone, number 1 on the East Coast, number 1 in middle of the country, number 3 on the West Coast, a network that will allow us to be a fourth solid competitor to those 3 carriers.

So that’s the value of the merger. This is an overview of which our shareholders are well aware of at this point. It’s an all-stock transaction. 72% going to the AMR shareholders, 28% to the US Airways shareholders. The company will be named American Airlines based at Dallas, Texas. And I will be the CEO. Tom Horton will be the Chairman. And we are in the process of putting together, between the two the companies, what I’m certain will be the best management team in the industry.

So when we do all these things, we will create a premier global airline that is in the best interest of our stakeholders. Our financial stakeholders get the benefits of the synergies of putting these two companies together, which are over $1 billion a year. Our consumers, because they will get better choice, the ability to fly to more places on the airline. These airlines are extremely complementary.

We’ll be able to put the two airlines together and not reduce service to any communities or continue to serve all communities we serve today with all the same hubs. We have over 900 routes between the two airlines, only 12 of those have overlap. So these airlines should fit together extremely well and are complementary to each other.

And the enormous benefits for our employees. We’re extremely pleased to have the support of the employees of US Airways. Those of you that were at our last Annual Shareholders Meeting will remember that we had at that meeting the union representatives from American Airlines here in support of this merger. We are extremely grateful for that support from both the American Airlines union employees, as well as the US Airways union employees, and they’re a key part of why we want to get this done. So we’re looking forward to being able to create all those benefits for all of our stakeholders.

This slide just shows, again, what is well-known by this point, that by putting these two companies together, we can create over $1 billion in synergies, $900 million of that by putting the two networks together, and being able to fly more people across the two networks than we can independently as two separate networks.

The cost synergies, of course, when you put the two companies together, we can -- there are savings that can be generated. Things like management payroll savings, IT savings, facility rental at airports allow us to save about $550 million a year in savings.

And then we’re able to spend about $400 million of that to improve our employees’ wages and benefits as part of the merger, which is why we have such universal support amongst our employees, because this is better for them as well. And we take some of the savings we have in this and use that to pass along to our employees, which we are pleased to do. The net is over $1 billion of synergies, which is great value to our shareholders.

As to the time line, we announced the merger on February 14. At that time, we projected a third quarter close. I’m happy to report, we are still on track for that. We -- on March 27, the AMR Bankruptcy Court approved the merger agreement. Today, the US shareholders will approve this merger as well.

And then some time in the third quarter, we will have the Department of Justice clearance, followed by the AMR Bankruptcy Court confirmation of the Plan of Reorganization, and that will -- those two items will allow us to close the merger. So as we expected when we closed on February 14, we still expect to close this merger in the third quarter of 2013. And as I’ve said, this, we believe, is in the best interest of all our stakeholders, for our US shareholders, for our employees, for our customers, and the communities we serve.

So with that said, I will now call to order the meeting of the 2013 Annual Meeting of Stockholders. We will now proceed with the formal business of the meeting, as set forth in your Notice of Annual Meeting and the proxy statement/prospectus. The appropriate corporate documents are in order. I have in my possession a copy of the proxy statement dated June 10, 2013, together with the affidavits of mailing.

The Board of Directors has appointed Broadridge Investor Communications Services to act as Inspector of Election at this meeting. Broadridge is represented by Thomas Thai -- there you are, Tom. His function is to determine the number of shares represented at this meeting, and the validity of proxies and ballots, and count all votes and ballots cast as to each matter. The Inspector of Election has been sworn in and I have his oath.

May 30, 2013, is the record date for purposes of determining the stockholders entitled to notice of and to vote at this meeting. A list of stockholders, the number of shares held by each such stockholder as of that record date is available at the entrance of this room for any stockholder wishing to inspect it. I have been informed by the Inspector of Election that the shares present in person or represented by proxy are in excess of quorum requirements, so we will begin the meeting. The time is now 9:12 a.m. Eastern, and the polls are now open for voting.

There are 6 proposals to be considered by the stockholders of this meeting as set forth in the proxy materials. And those are: the adoption of the merger agreement; an advisory vote on the merger-related compensation of US Airways Groups’ named executive officers; the adjournment of this meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement; the election of 2 directors; the ratification of the appointment of KPMG as the company’s auditors; and an advisory vote on the compensation of US Airways Groups’ named the executive officers, as disclosed in the proxy statement. No other matters will be considered.

Approximately 159.6 million or about 88% of our shares were voted by proxy, and the Inspector of Election has advised me that his preliminary tabulation shows that all 6 of the proposals have been approved by a sufficient number of the votes previously cast.

The first item of business is a proposal to adopt the merger agreement. The Board of Directors has recommended the stockholders vote for the adoption of the merger agreement. Are there any questions related to this proposal?

Proposal number 2, advisory vote on the merger-related compensation of named executive officers. This is a non-binding advisory basis approval of the merger-related compensation that may become payable to our named executive officers in connection with the merger. The Board of Directors has recommended the shareholders vote for the approval of the merger-related compensation of our named executive officers. Are there any questions regarding this proposal?

Next, the third item of business is the approval of the adjournment of the 2013 Annual Meeting of Stockholders, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement. The Board of Directors has recommended the stockholders vote for the approval of the adjournment of this meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement.

This proposal was included for the purpose of approving the adjournment of this meeting if there were not sufficient votes present at the meeting to adopt the merger agreement. Because a sufficient number of votes have been cast, we will not need to adjourn the meeting in order to solicit additional proxies. Are there any questions regarding this proposal?

Proposal 4. The fourth item is the election of directors nominated by the Board of Directors. No other nominations complying with the nomination procedures in the company’s bylaws have been received, and the nominations are closed. Pursuant to the Company’s Certificate of Incorporation and bylaws, the Company’s directors are elected on a staggered basis in 3 classes.

At this meeting, Denise M. O’Leary and George M. Philip have been nominated as Class II Directors of the Company to serve until the 2016 Annual Meeting of Stockholders, and until their successors have been elected and qualified. Matthew J. Hart, Richard C. Kraemer, and Cheryl G. Krongard are Class I Directors, whose terms will expire in 2015. Bruce R. Lakefield, William J. Post, and I are Class III Directors, whose terms will expire in 2014.

The Class I and Class III Directors are not standing for election at this meeting. The Board of Directors has recommended the stockholders vote for each of the nominees. Are there any questions regarding these nominations?

Proposal number 5. The fifth item of the business is the ratification of the appointment of KPMG, LLP to serve as the independent registered public accounting firm for US Airways Group for the fiscal year ending December 31, 2013. The Board of Directors has recommended the stockholders vote for the ratification of the appointment of US Airways Group’s Independent Registered Public Accounting Firm. Any questions regarding this proposal?

And the sixth item of business is the approval on a non-binding advisory basis of the compensation of the named executive officers of US Airways Group pursuant to the compensation disclosure rules of the SEC, as described in the US Airways Group compensation discussion and analysis, the compensation tables’ narrated discussion and any related material disclosed in the proxy statements. The Board of Directors has recommended the stockholders vote for the approval of the compensation of the US Airways Group’s named executive officers. Are there any questions regarding this proposal?

So, the voting is by proxy and written ballots. It is not necessary to vote in person if you’ve previously voted by proxy. Do any persons present now wish to vote in person?

If you are voting by ballot, please mark it clearly, include your name. I remind you that only stockholders of record on May 30 are eligible to vote at this meeting. After you complete your ballot, please raise your hand so it can be collected and delivered to the Inspector of Election. I don’t think we have anyone, so I’ll keep going. The time is now 9:16 a.m. Eastern, and the polls are now closed for voting.

As previously announced, the Inspector of Election has advised me the number of shares voted in person or by proxy and already tabulated showed a sufficient number of the votes previously cast have been voted for proposals 1, 2, 3, 4, 5 and 6. The Inspector of Election will prepare the certificate of the Inspector of Election for the company once all votes are tallied, which report will be notarized and included in the minutes of the meeting. These results will be detailed in the current report on Form 8-K, which we will file with the SEC.

This concludes the formal portion of the meeting and the Stockholders Meeting is now concluded. So now I’ll move to the question and answers. If you have any questions, please raise your hand. We’ll bring a microphone to you because we are webcasting this, so even though I can hear you, they can’t hear you online if you don’t take a microphone. So, if you would, when recognized, please state your name, the number of shares you hold, and please speak clearly so everyone can hear. All questions and comments should be addressed to me. Yes, ma’am.

QUESTIONS AND ANSWERS

Onetha McKnight - Prime Flight Aviation - Employee

Hello, everyone. My name is Onetha McKnight. I work at Philadelphia International Airport for a subcontractor named PrimeFlight Aviation. I provide service for US Airways. I have been a wheelchair attendant for 6 years. I have never received a raise. I started at $7 an hour and today, 6 years later, I still receive $7 an hour. Some days, I only receive $1 in tips.

According to a study released last month by the National Employment Law Project, nearly 40% of wheelchair agents and skycaps at Philadelphia International Airport were instructed by their managers or supervisors to report tip income they did not receive.

In April, PrimeFlight wheelchair attendants servicing US Airways, including myself, complained that they are exposed to bodily fluids, such as urine and sometimes feces, and alleged that we are not provided with training, gloves or cleaning supplies to clean our wheelchairs.

While the company has denied the allegations, OSHA has opened an inspection on the company and has yet to release its findings. Shareholders, executives, do you really think it’s good for your long-term profit to be engaged in a race to the bottom for contractors? Thank you for listening.

Doug Parker - US Airways Group - Chairman, CEO

Thank you very much. To your question. Well, thank you for the question again. Well, thank you for being here and indeed I was -- I will give you at least a couple of comments. First off, we noted that while US Airways contracts with PrimeFlight, you aren’t an employee of US Airways. We, at US Airways, are very proud of our relationship with our union employees, as I noted in my introductory comments, and are very pleased about their support for this merger. We fully respect your right to organize and wish you all the luck in that. And again, are highly supportive of that.

You are, indeed, employees of PrimeFlight, not employees of US Airways and we are contractors for those services, as are all the other airlines at Philadelphia. So we obviously have a vested interest in making sure that those that are providing those services are happily employed and are providing good service. So we hope to see that happen. And again, fully support your right to organize, and wish you luck in that endeavor. Thank you. Yes, ma’am?

Menora Black - JFK Airport - Employee

Good morning. My name is Menora Black. I work at JFK --

Doug Parker - US Airways Group - Chairman, CEO

I’m sorry, ma’am. Could you state that again, please?

Menora Black - JFK Airport - Employee

Sure. Menora Black. I work at JFK Airport. I provide service for American Airlines. I’m an alarm guard. My job is to make sure that the flights are safe for your passengers. Without me and 100 of my co-workers, I don’t know how your planes will leave the ground, or how would you make any money. While you’re voting to merge to form the world’s biggest airline, after raking in a record profit last year, we’re living in poverty.

I make $8.50 an hour. That’s less than $18,000 a year. And my co-workers are starting to get very angry about this, as you probably saw on your way in. I got more money when I was home on public assistance than I do now on a 40-hour work period.

Do you think this is good for a long-term financial health for your company to have 100 security officers at one of your biggest airports in the country working for subcontracts who pay poverty wages? Doesn’t that pose some serious operational and financial risks? Thank you for listening.

Doug Parker - US Airways Group - Chairman, CEO

Thank you. And I know less about this one than I do about the wheelchair -- the PrimeFlight at Philadelphia, which is a US Airways -- US Airways uses, but my comments are the same.

Again, I’m not exactly certain with the situation of American security guards and how they contract those at JFK, but my guess is again, it’s similar to the situation we do at Philadelphia where a service that is used by or employed by most, if not all, airlines there.

And again, I’d like to know that the services we’re using are being done by people that have the same sort of commitment to our customers that our employees do, and would like to see you guys get what you would like. And again, not US Airways employees, so it’s hard for us to make that happen, but nonetheless, thanks for your comments and we appreciate you being here and support your right to organize. Yes?

Glenn Left - - Shareholder

Glenn Left.

Doug Parker - US Airways Group - Chairman, CEO

Hello, Glenn.

Glenn Left - - Shareholder

How are you?

Doug Parker - US Airways Group - Chairman, CEO

Fine, thanks.

Glenn Left - - Shareholder

Mr. Parker, could you comment on the slot situation and the -- at Washington D.C. and the possibility that’s been rumored of needing to divest some slots?

Doug Parker - US Airways Group - Chairman, CEO

Yes. Thank you, Glenn. I’d be happy to. The -- for all of our shareholders, if you aren’t aware of the situation now, we -- I noted in my comments -- we fully expect to get Department of Justice approval to close this merger some time in third quarter. There’s been suggestion from our competitors that, as part of that approval, we should be asked to divest slots at Reagan National Airport, we, US Airways and American combined.

The argument goes like this: once we combine, the two companies will have something on the order of two-thirds of the slots at Reagan. And that number, for a reason which I’ll get to, doesn’t make any sense; but nonetheless, is being used as the rationale to say -- well, that’s too many and they should divest. So let me talk about it.

First off, the two-thirds number of departures in an airport certainly is not a legal issue. There is no such standard in antitrust law that says airlines can’t have a share of that size at one individual airport.

And indeed, each of those mergers that I just talked about that have been approved in the last 5, 6 years, American, Delta, United and Southwest, were approved with shares at major airports greater than that. Delta Air Lines today has 78% share at Atlanta; 83% at Detroit; 76% at Minneapolis; and 77% at Salt Lake. United Airlines, 74% in Newark; 75% of Dallas; 86% of Houston and Intercontinental. Southwest, 83% of Midway Airport.

So clearly, the standard of 67% is not an antitrust issue, or none of those mergers would have approved with all those shares much higher than 67%. That’s point one. Having said that, in this case, the number of departures isn’t even a relevant number, because generally the number of departures, the number of seats are relatively close.

But in the case of US Airways at D.C., because we fly to so many small communities out of Reagan, we do so with a lot of smaller airplanes, so we actually look at seats, which is a much better measure of capacity, of course, because that’s how many passengers we can carry, is the number of seats. It’s better than departures.

And since we have fewer seats for departure, our seat share at Reagan is closer to 50%, much lower than all these other airlines have at their hubs. So that’s yet another point on why we don’t think this makes any difference.

And then lastly, Reagan, of course, is not the only airport serving the D.C. metropolitan area. There is, of course, Dulles, where United has a 75% share. There is Baltimore as well. And when you take all the -- you take those 3 airports into account, what you’ll see is that the US Airways-American combined seat share is about 25%. Clearly, not an issue, a competitive issue. It’s actually lower than United share in the D.C. area, about exactly the same as Southwest.

So an intensely competitive market in D.C., we don’t see any reason, certainly from a matter of law perspective, that we should be asked to divest by the Department of Justice. Having said that, our competitors are indeed using all the force they can to try and force us to divest.

And while it might not be a matter of law, it may be that someone decides as a matter of policy, it’s something that they think makes sense, and we would argue that’s terrible policy because the result of that policy is going to be a loss of service to small communities in favor of just more service to large communities.

We don’t need to guess about this, it’s a fact. That is what will happen. And we know this because recently, US Airways was forced to divest some slots in a transaction we did with Delta, a slot swap versus slots at D.C., and slots at LaGuardia with Delta in its -- for doing that transaction.

Department of Justice asked us to divest the slots. Those slots were acquired by JetBlue, who promptly began the service from D.C. to Boston, where there are already 20-odd flights a day, to Orlando, where there are similar number of flights a day, and other large markets. And the net effect of all of Delta divesting our slots given to us was a reduction in small city service. Communities like Grand Rapids, Michigan and Madison, Wisconsin used to have non-stop service, no longer do.

So if we’re asked to do this again and asked to divest, what will happen is, we, at US Airways, for our shareholders, will, of course, while we don’t want to, be forced to stop service to some communities. And we will, as stewards of our shareholders’ resources, divest those that are the least lucrative. And that’s why it’s going to be the small communities. So we will reduce service to small communities.

They will no longer have non-stop service to the nation’s capital, and whoever receives them, those lobbying the hardest for this by the way are Southwest and JetBlue. Neither of those airlines are going to add service to the cities that we divest from. Rather, they’re going to add service to communities that already have non-stop service.

So anyway, this is all about policy and some really bad policy. If the Department of Justice or the administration chooses to try and enforce such a policy, we just think it’s a terrible way to allocate scarce resources just to allow more of them to fly at places that already have tremendous amount of service. Thank you for the question. Yes, sir?

Rashad Grant - BAX - Employee

I work at the Fort Lauderdale Hollywood International Airport for a subcontractor named BAX. I provide service for American Airlines. I have also worked for DAS, a subcontractor, who provides service for US Airways. I’m a wheelchair attendant and have worked for the past nearly 3 years. On that job, I only make $8 an hour. So note that I have to work two jobs just to provide the basics for my family. With two jobs, I don’t get much sleep at all.

Sometimes, I have to come in to work exhausted, but I have to do so because I have to provide for my family. I’m head of household and I’m responsible for four children. Thankfully, they’re covered by Medicaid, but I, unfortunately, don’t have any opportunities for myself. We rely on food stamps.

Today, you voted to approve millions of dollars in Executive Compensation, while my co-workers and I have to fight with low-paying contractors you hire in order to have decent working conditions and just to try to make it so I don’t have to work two jobs. Do you really want to run a company where you depend on exhausted, underpaid workers who serve your passengers and who are forced to fight every day for fair, decent working conditions? Thank you.

Doug Parker - US Airways Group - Chairman, CEO

Thank you. And again, you are employed by someone that does service for American, I understand, in Fort Lauderdale. But my comments are the same as to your colleagues. We respect your right to organize and wish you luck in that effort and appreciate you being here. Yes, from the back.

Kelly Sullivan - - Shareholder

Kelly Sullivan.

Doug Parker - US Airways Group - Chairman, CEO

Kelly, you have a microphone?

Kelly Sullivan. Thank you. Kelly Sullivan. There’s been a lot of discussion in the media about bringing together two seemingly different cultures as part of this merger. Can you give us an update on your approach to that and how you’re seeing that work through the integration process?

Doug Parker - US Airways Group - Chairman, CEO

Yes, thank you. Indeed, what we’re finding is the cultures of American and US Airways, while management culture may be somewhat different, for the vast majority of the employees or not management, the culture is a very similar. People that want to run an airline, who like -- who want to work at the best airline in the world, at both American and US Airways. People that care about safety, people that care about delivering great customer service, and people that love commercial aviation. And that is great to see, and something we certainly can and plan to build upon.

As to management cultures, they’re somewhat different, as is always in the case of -- and that is often the case in mergers. There are different companies and different teams and different styles, but that will change over time. What I know is, while style may be different, the level of competency at both airlines, in both teams is phenomenally high.

There are great people in American, great people in US Airways management. And when we put those teams together, we’re going to have the best team in the industry, as I said in my opening remarks. And what I also know is that the teams are working exceptionally well together.

So while there may be style differences, people are figuring out how to work together even though we come about it in a different way. We had some very nice meetings a couple of weeks in Dallas with the teams reporting out on how the integration work is going, and as I reported to our board yesterday, if you had been there, you wouldn’t have been able to tell the difference between an American employee and a US Airways employee.

They’re just -- they’re completing each other’s sentences and working together and reaching out to each other and asking for help and it’s great to see. So the teams are coming together really nicely. I’m really happy about it and look forward to having the best people in the business bar none. Thanks, Kelly. Anyone else? Yes, sister? I’m sorry. You need a mic.

Sister Kathleen Cull - Catholic Health Trinity Inc. - Representative

I’m Sister Kathleen Cull at Sisters St. Joseph from Philadelphia, and I represent Catholic Health East or -- we are now in merger, so now we’re Catholic Health Trinity Inc. And I came here to really -- oh, I meant to say we’re also members of the Interfaith Center on Corporate Responsibility. And a couple of years ago, I began writing to the Company around the issue of human trafficking. And for a couple of years, there wasn’t much of a response.

But since then, there has been great response from the Company for which I am grateful, and I thank the Company for that response and for the offer of continuing working with us on this issue, as we all are aware that it is a major issue, not just in other countries, but in our own country. So I came here to thank you and to thank the Company and to thank Steve Johnson for his work with us.

And I also would like to recognize the concerns of the workers who just spoke, and I echo their concern and hope they will be responded to justly. Thank you.

Doug Parker - US Airways Group - Chairman, CEO

Thank you, Sister. Thank you for the kind words about our response and about Steve, and thank you for all the great work you do. We appreciate it. Yes?

Jim White - - Shareholder

Good morning, Mr. Parker. My name is Jim White, a shareholder based in Philadelphia. I have a construction company. It’s in about 58 states, so I do a lot of traveling on your airline. And I just want to commend you for selecting Philadelphia to stay as a hub for your combined airline. It means a great deal to our area. I’ve traveled to St. Louis. I’ve traveled to Pittsburgh.

I’ve traveled to other non-hub cities and have seen what a difficulty that can be in addition to the jobs that you as the airline provides, so thanks for the good financial performance, the safety record, the improvement on-time performance, the bag-tracking feature, and the Gogo in-flight internet access. All those things help us to stay more productive on the road. So thank you.

Doug Parker - US Airways Group - Chairman, CEO

Well, thank you very much, Jim. I appreciate it. You need not thank us for our commitment to Philadelphia. We do that because it’s a -- we do well there and we love the city. We love being the largest carrier there. Our hub is -- does well for US Airways. We’ll do even better as part of the larger network in American, and we’re asked excited about it.

And it’ll -- this merger will be great for Philadelphia, for the state of Pennsylvania, actually, for everywhere we serve, of course. But just make that hub, which is -- for which, again, is good for Philadelphia and also good for US Airways, and it’ll just make that the hub stronger as part of a stronger American Airlines. So we’re looking forward to a continued relationship with the city. Thank you, Jim.

Abrahamin Gunsami - Superior Aircraft Service - Employee

My name is Abrahamin Gunsami. Logan Airport -- for Logan Airport for a subcontractor named Superior Aircraft Service. I provide power electric cart and a wheelchair agent service for US Airways. I have worked at the airport almost two years. I make $6.50 or $8 an hour, depending on the job.

When I provide wheelchair service, I’m paid less than minimum wage and am forced to rely on tips, and there are some days, some days when I don’t receive any tips. I have to work a total of two jobs with different contractors at the airport to make ends meet.

In my time at Superior, I have seen many people come and go. The turnover, unbelievable. Only those with stable jobs, they stay long. And turnover isn’t just problem for US Airways, it’s problem for your business. Is high turnover good for US Airways -- your financial health?

Doug Parker - US Airways Group - Chairman, CEO

Again, thank you for being here. High turnover, clearly, is not good for our financial health. It’s not something we like to have at US Airways and something we do not -- we don’t like to see in our contractors. So I reiterate my comments that we wish you luck in your efforts to organize and support your efforts. What else? Anyone else?

Okay. Well, if there is nothing else, I do want close by thanking this group of Directors in front of me. Given the vote that has transpired, it certainly appears this is going to be the last Annual Shareholders Meeting of US Airways. And I want to use this opportunity to publicly thank this outstanding Board of Directors, Matt Hart, Denise O’Leary, Rich Kraemer, George Philip, Cheryl Krongard, Bruce Lakefield and Bill Post.

They have been phenomenal supporters of our shareholders, have been great support to me and the team and have been, as I say, just great stewards of our shareholders’ interest, and we really very, very much thank you, all, very much and for all that you’ve done. We couldn’t have done this without you. You served our shareholders extremely well.

I’m very proud to have worked with them, and I think you all should be very proud to have them as your Directors. We are adjourned. Thank you, all, very much.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. AMR Corporation (“AMR”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a proxy statement of US Airways Group, Inc. (“US Airways”) that also constitutes a prospectus of AMR, and US Airways has filed with the SEC its definitive proxy statement on Schedule 14A. AMR and US Airways have mailed the proxy statement/prospectus to US Airways security holders. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AMR and US Airways through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US

Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.